UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 15, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

RESULTS OF THE ANNUAL GENERAL MEETING
HELD ON 13 JUNE 2009

The Board announces the results of the AGM held in Shanghai, the PRC on Saturday, 13 June 2009.

Reference is made to (1) the circular dated 28 April 2009 (the “Circular”) of China Eastern Airlines Corporation Limited (the “Company”) containing, among others, the notice dated 28 April 2009 of the annual general meeting to be held on 13 June 2009 (the “AGM”); and (2) the supplemental circular of the Company dated 21 May 2009 (the “Supplemental Circular”).

Unless the context otherwise requires, capitalised terms used in the Circular and the Supplemental Circular shall have the same meanings when used in this announcement.

RESULTS OF THE AGM

The AGM was held at Meeting Centre, Shanghai International Airport Hotel（上海國際機場賓館）, 2550 Hongqiao Road, Shanghai, the PRC on Saturday, 13 June 2009. Shareholders representing 3,132,018,732 shares of the Company were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the Articles of Association. No shareholder of the Company was required to abstain from voting in respect of, or to vote only against, any of the resolutions proposed at the AGM.

Each resolution proposed for approval at the AGM was taken by poll. PricewaterhouseCoopers, the auditors of the Company, were appointed as the scrutineer for the purpose of vote-taking at the AGM. The resolutions set out below are in the same order and correspond to those set out in the notice of the AGM and the Supplemental Circular. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

ORDINARY RESOLUTIONS		Total number of shares represented by votes (Approximate %) (Note 1)
		For	Against	Abstain

1.	“THAT, to consider and approve the report of the Board for the year 2008.”	3,131,957,142 (99.99877%)	239 (0.00001%)	38,351 (0.00122%)

2.	“THAT, to consider and approve the report of the supervisory committee of the Company for the year 2008.”	3,131,956,663 (99.99875%)	239 (0.00001%)	38,830 (0.00124%)

3	“THAT, to consider and approve the audited financial statements and the auditors’ reports for the year 2008.”	3,127,117,674 (99.99872%)	601 (0.00002%)	39,557 (0.00126%)

4.	“THAT, to consider and approve the Company’s profit distribution proposal for the year 2008.”	3,131,819,542 (99.99412%)	145,109 (0.00463%)	39,081 (0.00125%)

5.	“THAT, to consider and approve the re-appointments of PricewaterhouseCoopers, Zhong Tian CPAs Limited Company as the Company’s PRC domestic auditors for the financial year ending 31 December 2009 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2009, and to authorise the Board to determine and finalise their remuneration.”	3,131,810,785 (99.99336%)	168,081 (0.00537%)	39,866 (0.00127%)

6.	“THAT, to consider and approve, the resignation of Mr. Peter Lok as the independent non-executive director of the Company.”	3,131,992,279 (99.99916%)	23,239 (0.00074%)	3,214 (0.00010%)

7.	“THAT, to consider and approve, the appointment of Mr. Sandy Ke-Yaw Liu 劉克涯先生 as the independent non-executive director of the Company.”	3,131,992,121 (99.99915%)	24,360 (0.00078%)	2,251 (0.00007%)

SPECIAL RESOLUTIONS		Total number of shares represented by votes (Approximate %) (Note 1)
		For	Against	Abstain

8.	“THAT, the proposed amendments to the Articles of Association as set out in Appendix I of the Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from the amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfil or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of the amendments of the Articles of Association.” (Note 2)	3,131,881,137 (99.99593%)	125,163 (0.00400%)	2,432 (0.00007%)

9.	“THAT, to consider and to authorise the granting of a general mandate to the Board to issue shares of the Company:	3,090,878,136 (98.68645%)	41,137,544 (1.31345%)	3,052 (0.00010%)
(a) the Board be and is hereby granted, during the Relevant Period (as hereafter defined), an unconditional general mandate to separately or concurrently issue, allot and/or deal with domestic shares (“Domestic Shares”) and overseas listed foreign shares (“Foreign Shares”) of the Company, and to make or grant offers, agreements or options in respect thereof, subject to the following conditions:
(i)
such mandate shall not extend beyond the Relevant Period save that the Board may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(ii)
the number of the Domestic Shares and Foreign Shares to be issued and allotted or agreed conditionally or unconditionally to be issued and allotted by the Board shall not exceed 20% of each of its existing Domestic Shares and Foreign Shares; and

(iii)
the Board will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Listing Rules (as amended from time to time) or applicable laws, rules and regulations of other government or regulatory bodies and only if all necessary approvals from the CSRC and/or other relevant PRC government authorities are obtained.

(b)	for the purposes of this special resolution:
“Relevant Period” means the period from the passing of this special resolution until the earliest one of the following three terms:
	(i)	the conclusion of the next annual general meeting of the Company following the passing of this special resolution; or
	(ii)	the expiration of the 12-month period following the passing of this special resolution; or
	(iii)	the date on which the authority granted to the Board set out in this special resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.
(c)	contingent on the Board resolving to separately or concurrently issue shares pursuant to paragraph (a) of this special resolution, the Board be authorized to increase the registered capital of the Company to reflect the number of share authorized to be issued by the Company pursuant to paragraph (a) of this special resolution and to make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete an formality required to effect the separately or concurrently issuance of shares pursuant to paragraph (a) of this special resolution and the increase in the registered capital of the Company.”

10.	“THAT, the proposed expansion of the scope of business of the Company by including “insurance agency services” and the consequential amendments to the Articles of Association as set out in the Supplemental Circular be and are hereby approved, subject to obtaining any approval, endorsement or registration as may be necessary from the relevant authorities, and the Directors be and are hereby authorized to deal with on behalf of the Company the relevant application, approval, endorsement, registration, filing procedures and other related issues arising from proposed expansion of the scope of business of the Company and/or the consequential amendments of the Articles of Association; and the Directors be and are hereby authorized and empowered to make further amendments to the Articles of Association in order to fulfil or accommodate any request that may be raised or made by the relevant authorities during the approval, endorsement and/or registration of expansion of the scope of business of the Company and/or the consequential amendments of the Articles of Association.” (Note 2)	3,119,325,675 (99.84426%)	4,862,403 (0.15564%)	3,354 (0.00010%)

Notes:

1.	The percentage of voting is based on the total number of shares held by shareholders present, in person or by proxy, at the AGM and entitled to vote in respect of the relevant resolution.

2.	Please refer to the Circular and the Supplemental Circular for details of the amendments to the Articles of Association.

Based on the above poll results, all of the resolutions were passed.

RESIGNATION AND APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board announces that Mr. Peter Lok has resigned as an independent non-executive director of the Company, and Mr. Sandy Ke-Yaw Liu has been appointed as an independent non-executive director of the Company, each with effect from 13 June 2009 upon conclusion of the AGM.

Please refer to the announcement of the Company dated 15 April 2009 for the biographical details of Mr. Sandy Ke-Yaw Liu.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the PRC
14 June 2009